                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  -----------

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                     EVANS WITHYCOMBE RESIDENTIAL, INC.
- -------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $.01 per share
- -------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  299212100
- -------------------------------------------------------------------------------
                               (CUSIP number)


                              Stephen O. Evans
                   c/o Evans Withycombe Residential, Inc.
                    6991 East Camelback Road, Suite A-200
                         Scottsdale, Arizona  85251
                               (602) 840-1040
- -------------------------------------------------------------------------------
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                               August 27, 1997
- -------------------------------------------------------------------------------
           (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 11 Pages)

- -----------------------                               -------------------------
CUSIP NO.  299212100                  13D               PAGE  2  OF  11  PAGES
- -----------------------                               -------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Stephen O. Evans
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                        (b) / /


- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     /  /


- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- -------------------------------------------------------------------------------
NUMBER OF     7    SOLE VOTING POWER

 SHARES
                   1,083,282
              -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER

 OWNED BY
                   2,089,551
              -----------------------------------------------------------------
  EACH        9    SOLE DISPOSITIVE POWER

REPORTING
                   1,083,282
              -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER


                   2,089,551
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,172,833
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     13.6%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IN
- -------------------------------------------------------------------------------

- -----------------------                               -------------------------
CUSIP NO.  299212100                  13D               PAGE  3  OF  11  PAGES
- -----------------------                               -------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     F. Keith Withycombe
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                        (b) / /

- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     Not applicable
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)                                                          /  /


- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
- -------------------------------------------------------------------------------
NUMBER OF     7    SOLE VOTING POWER

 SHARES
                   1,071,351
              -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER

 OWNED BY
                   1,954,001
              -----------------------------------------------------------------
  EACH        9    SOLE DISPOSITIVE POWER

REPORTING
                   1,071,351
              -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER


                   1,954,001
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,025,352
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     13.0%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IN
- -------------------------------------------------------------------------------

- -----------------------                               -------------------------
CUSIP NO.  299212100                  13D               PAGE  4  OF  11  PAGES
- -----------------------                               -------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     EW Investments Limited Partnership
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                        (b) / /

- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     Not applicable
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)                                                          /  /


- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Arizona
- -------------------------------------------------------------------------------
NUMBER OF     7    SOLE VOTING POWER

 SHARES
                   1,632,114
              -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER

 OWNED BY
                   0
              -----------------------------------------------------------------
  EACH        9    SOLE DISPOSITIVE POWER

REPORTING
                   1,632,114
              -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER


                   0
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,632,114
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     7.4%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     PN
- -------------------------------------------------------------------------------

- -----------------------                               -------------------------
CUSIP NO.  299212100                  13D               PAGE  5  OF  11  PAGES
- -----------------------                               -------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The Evans Family Limited Liability Company
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                        (b) / /

- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     Not applicable
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)                                                          /  /


- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Arizona
- -------------------------------------------------------------------------------
NUMBER OF     7    SOLE VOTING POWER

 SHARES
                   135,550
              -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER

 OWNED BY
                   0
              -----------------------------------------------------------------
  EACH        9    SOLE DISPOSITIVE POWER

REPORTING
                   135,550
              -----------------------------------------------------------------
PERSON WITH   10   SHARED DISPOSITIVE POWER


                   0
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     135,550
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.7%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     OO
- -------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Evans Withycombe Residential, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed on behalf of the following persons (collectively, the "Shareholders"): (1) Stephen O. Evans; (2) F. Keith Withycombe; (3) EW Investments Limited Partnership, an Arizona limited partnership; and (4) The Evans Family Limited Liability Company, an Arizona limited liability company.

         STEPHEN O. EVANS

         The business address of Stephen O. Evans is c/o Evans Withycombe Residential, Inc., 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251. Mr. Evans is the Chairman of the Board and Chief Executive Officer of the Company. The Company develops, acquires, owns and manages upscale multifamily apartment communities.

         Mr. Evans has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Evans is a citizen of the United States.

         F. KEITH WITHYCOMBE

         The business address of F. Keith Withycombe is c/o Evans Withycombe Residential, Inc., 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251. Mr. Withycombe is a director of the Company.

         Mr. Withycombe has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Withycombe is a citizen of the United States.

         EW INVESTMENTS LIMITED PARTNERSHIP

         EW Investments Limited Partnership ("EWILP") was formed to acquire, own, develop, improve, manage, encumber, mortgage, lease, sell, transfer, exchange, venture, joint venture and hold for investment real property located in certain counties of the state of Arizona. EWILP's business address is c/o EW Investments, Inc., 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251.

         EWILP has not during the last five years been convicted in a criminal proceeding or been a party to a civil proceeding resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         EW Investments, Inc., an Arizona corporation ("EWI"), is the general partner of EWILP. EWI's business is to serve as the general partner of EWILP. EWI's principal business address is 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251. Stephen O. Evans, F. Keith Withycombe and Paul R. Fannin are the Chairman, President and Treasurer, and Vice President and Secretary, respectively, of EWI. Messrs. Evans and Withycombe are also the directors of EWI.

         The business address of Paul R. Fannin is c/o Evans Withycombe Residential, Inc., 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251. Mr. Fannin is the Senior Vice President, Chief Financial Officer, Treasurer and Secretary of the Company. Mr. Fannin has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Fannin is a citizen of the United States.

         THE EVANS FAMILY LIMITED LIABILITY COMPANY

         The Evans Family Limited Liability Company ("Evans LLC") was formed to acquire and hold for investment (i) interests in partnerships which own real estate rental properties and (ii) stocks, bonds and other marketable securities. The address of Evans LLC is c/o its manager, Stephen O. Evans, whose business address is provided above.

         Evans LLC has not during the last five years been convicted in a criminal proceeding or been a party to a civil proceeding resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The managers of Evans LLC are Stephen O. Evans and Arduth L. Evans (each, a "Manager"). The members of Evans LLC are Mr. and Mrs. Evans, Pamela
K. Evans, Matthew S. Evans and Elizabeth C. Evans (collectively, the "Members"). The business address of each of the Members is 6991 East Camelback Road, Suite A-200, Scottsdale, Arizona 85251.

         Arduth L. Evans is a community volunteer. Mrs. Evans has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mrs. Evans is a citizen of the United States.

         Pamela K. Evans is a school teacher. Pamela K. Evans has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Pamela K. Evans is a citizen of the United States.

         Matthew S. Evans is a mortgage banker. Matthew S. Evans has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Matthew S. Evans is a citizen of the United States.

         Elizabeth C. Evans is a student. Elizabeth C. Evans has not during the past five years been convicted in a criminal proceeding or been a party to any civil proceeding resulting in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Elizabeth C. Evans is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         N/A

ITEM 4.  PURPOSE OF TRANSACTION


         On August 27, 1997, the Company and Equity Residential Properties Trust, a Maryland real estate investment trust ("EQR"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 27, 1997, pursuant to which the Company will merge with and into EQR (the "Merger"). Pursuant to the Merger, each share of Common Stock which is issued and outstanding immediately prior to the Merger will be converted into
0.50 of a common share of beneficial interest of EQR. Consummation of the Merger is subject to the approval of the shareholders of the Company and EQR and to specified closing conditions.

         On August 27, 1997 each of the Shareholders entered into a letter agreement with EQR (the "Voting Agreement"), whereby each Shareholder agreed, among other things, to vote all the shares of Common Stock owned by him or it in favor of the Merger Agreement and certain transactions contemplated by the Merger at any meeting of shareholders of the Company to consider the same. Each Shareholder also agreed to vote all units (the "Units") of limited partnership in Evans Withycombe Residential, L.P., a Delaware limited partnership of which the Company is the general partner, owned by him or it in favor of certain transactions described in and contemplated by the Merger Agreement. Each Unit is convertible into one share of Common Stock.

         Except as described above, the Shareholders do not presently have any other proposals or plans which would result in any event listed in items
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         STEPHEN O. EVANS. Stephen O. Evans directly owns (i) 139,002 shares of Common Stock, 13,131 restricted shares of Common Stock and stock options which are exercisable within 60 days into 161,250 shares of Common Stock and
(ii) 769,899 Units. If the Units owned by Mr. Evans were converted into Common Stock and the shares of Common Stock which he is entitled to purchase upon the exercise of stock options were purchased, Mr. Evans would own approximately 5.1% of the outstanding shares of Common Stock. Mr. Evans, as the Chairman of the general partner of EWILP, may be deemed the beneficial owner with shared voting and dispositive power of 1,632,114 Units held by EWILP. Additionally, Mr. Evans, as a manager of Evans LLC, may be deemed the beneficial owner with shared voting and dispositive power of 135,550 Units held by Evans LLC. Mr. Evans may also be deemed the beneficial owner with shared voting and dispositive power of an aggregate of 321,887 Units held by EW Cottonwood/Tempe Limited Partnership, EW Lakewood Limited Partnership, EW/SWS Investors Limited Partnership and EW Kachina Limited Partnership (collectively, the "EW LPs"). Mr. Evans is the Chairman of Evans Withycombe Communities, Inc., an Arizona corporation ("Communities"), which is the general partner of each of the EW

LPs. In the aggregate, if all the Units Mr. Evans is deemed to beneficially own were converted into Common Stock and the shares of Common Stock which he is entitled to purchase upon the exercise of stock options were purchased, Mr. Evans may be deemed to beneficially own 3,172,833 shares of Common Stock, which represents 13.6% of the outstanding Common Stock. Mr. Evans has not effected any transactions involving shares of Common Stock during the past sixty days.

         F. KEITH WITHYCOMBE. F. Keith Withycombe directly owns (i) 104,152 shares of Common Stock and stock options which are exercisable within 60 days into 195,000 shares of Common Stock and (ii) 772,199 Units. If the Units owned by Mr. Withycombe were converted into Common Stock and the shares of Common Stock which he is entitled to purchase upon the exercise of stock options were purchased, Mr. Withycombe would own approximately 5.0% of the outstanding shares of Common Stock. Mr. Withycombe, as the President and Treasurer of the general partner of EWILP, may be deemed the beneficial owner with shared voting and dispositive power of 1,632,114 Units held by EWILP. Mr. Withycombe may also be deemed to beneficially own with shared voting and dispositive power of an aggregate of 321,887 Units held by the EW LPs. Mr. Withycombe is the President and Treasurer of Evans Withycombe Communities, Inc., an Arizona corporation ("Communities"), which is the general partner of each of the EW LPs. In the aggregate, if all the Units Mr. Withycombe is deemed to beneficially own were converted into Common Stock and the shares of Common Stock which he is entitled to purchase upon the exercise of stock options were purchased, Mr. Withycombe may be deemed to beneficially own 3,025,352 shares of Common Stock, which represents 13.0% of the outstanding Common Stock. Mr. Withycombe has not effected any transactions involving shares of Common Stock during the past sixty days.

         EWILP. EWILP directly owns 1,632,114 Units. If the Units owned by EWILP were converted in Common Stock, EWILP would own approximately 7.4% of the outstanding shares of Common Stock. EWILP has not effected any transactions involving shares of Common Stock during the past sixty days.

         EVANS LLC. Evans LLC directly owns 135,550 Units. If the Units owned by Evans LLC were converted in Common Stock, Evans LLC would own approximately 0.7% of the outstanding shares of Common Stock. Evans LLC has not effected any transactions involving shares of Common Stock during the past sixty days.

         EWI. EWI, as the general partner of EWILP, may be deemed to beneficially own the 1,632,114 Units held by EWILP. If the Units owned by EWILP were converted in Common Stock, EWI would be deemed to beneficially own approximately 7.4% of the outstanding shares of Common Stock. EWI has not effected any transactions involving shares of Common Stock during the past sixty days.

         PAUL R. FANNIN. Paul R. Fannin directly owns (i) 13,115 shares of Common Stock, 11,219 restricted shares of Common Stock and stock options which are exercisable within 60 days into 33,750 shares of Common Stock. If the shares of Common Stock which he is entitled to purchase upon the exercise of stock options were purchased, Mr. Fannin would own approximately 0.3% of the outstanding shares of Common Stock. Mr. Fannin, as the Vice President and Secretary of the general partner of EWILP, may be deemed the beneficial owner with shared voting and dispositive power of 1,632,114 Units held by EWILP.
In the aggregate, if all the Units Mr. Fannin is deemed to beneficially own were converted into Common Stock and the shares of Common Stock which he is entitled to purchase upon the exercise of stock options were purchased, Mr. Fannin may be deemed to beneficially own 1,690,198 shares of Common Stock, which represents 7.7% of the outstanding Common Stock. Mr. Fannin has not effected any transactions involving shares of Common Stock during the past sixty days.

         ARDUTH EVANS. Arduth Evans, as a manager of Evans LLC, may be deemed the beneficial owner with shared voting and dispositive power of 135,550 Units held by Evans LLC. If the Units owned by Evans LLC were converted in Common Stock, Mrs. Evans would own approximately 0.7% of the outstanding shares of Common Stock. Mrs. Evans may be deemed to share beneficial ownership with respect to the shares of Common Stock owned by her husband, Stephen O. Evans. Mrs. Evans disclaims beneficial ownership of such shares. Mrs. Evans has not effected any transactions involving shares of Common Stock during the past sixty days.

         Each of Elizabeth C. Evans, Pamela K. Evans and Matthew S. Evans directly owns 1,000 shares of Common Stock.

         None of Elizabeth C. Evans, Pamela K. Evans or Matthew S. Evans has effected any transactions involving shares of Common Stock during the past sixty days.

         In the aggregate, if all the Units the Shareholders are deemed to beneficially own were converted into Common Stock and the shares of Common Stock which they are entitled to purchase upon the exercise of stock options were purchased, the Shareholders may be deemed to beneficially own 4,244,184 shares of Common Stock, representing 17.4% of the outstanding Common Stock. Pursuant to Rule 13d-4, each of the Shareholders disclaims beneficial ownership of any shares of Common Stock other than his or its own, except that Stephen O. Evans does not disclaim beneficial ownership of the Common Stock which would be held by Evans LLC upon conversion of its Units and Stephen O. Evans and F. Keith Withycombe do not disclaim beneficial ownership of the Common Stock which would be held by EWILP upon conversion of its Units.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Stephen O. Evans, F. Keith Withycombe, EWILP and Evans LLC have entered into the Voting Agreement which is described above in Item 4 of this
Schedule 13D and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 --   Voting Agreement dated August 27, 1997, among Equity
Residential Properties Trust, Stephen O. Evans, F. Keith Withycombe, EW Investments Limited Partnership and The Evans Family Limited Liability Company

         Exhibit 2 --   Schedule 13D Joint Filing Agreement dated September
5, 1997, among Stephen O. Evans, F. Keith Withycombe, EW Investments Limited Partnership and The Evans Family Limited Liability Company

         Exhibit 3 -- Agreement and Plan of Merger dated August 27, 1997, between Equity Residential Properties Trust and Evans Withycombe Residential, Inc. (incorporated by reference to the Current Report on Form 8-K of Evans Withycombe Residential, Inc. filed August 29, 1997)

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 5, 1997               STEPHEN O. EVANS

                                       /s/ Stephen O. Evans
                                       ---------------------------------------

Date:  September 5, 1997               F. KEITH WITHYCOMBE

                                       /s/ F. Keith Withycombe
                                       ---------------------------------------

Date:  September 5, 1997               EW INVESTMENTS LIMITED PARTNERSHIP

                                       By:  EW Investments, Inc., its general
                                            partner


                                       By: /s/ Stephen O. Evans
                                          ------------------------------------
                                       Name:   Stephen O. Evans
                                       Title:  Chairman


Date:  September 5, 1997               THE EVANS FAMILY LIMITED LIABILITY
                                       COMPANY

                                       By: /s/ Stephen O. Evans
                                          ------------------------------------
                                       Name:   Stephen O. Evans
                                       Title:  Manager